SEC File Number
001-35257

CUSIP Number
02752P

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I – Registrant Information

American Midstream Partners, LP

Full Name of Registrant:

N/A

Former Name if Applicable:

2103 CityWest Blvd.

Building #4, Suite 800

Address of Principal Executive Office (Street and Number):

Houston, Texas 77042

City, State and Zip Code:

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Midstream Partners, LP (the “Partnership”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) on or before March 16, 2017. The Partnership expects to report a material weakness in its internal control over financial reporting in the Form 10-K. The material weakness relates to the lack of a sufficient compliment of resources with an appropriate level of accounting knowledge, expertise and training commensurate with the Partnership’s financial reporting requirements to ensure that complex, non-routine transactions are properly recorded in its financial statements. This control deficiency resulted in out of period adjustments being recorded to the Partnership’s consolidated statement of operations for the fourth quarter of 2016, as well as revisions to correct classification errors in its consolidated balance sheet as of December 31, 2015, and its consolidated statement of cash flows for the year ended December 31, 2015. As a result, management needs additional time to complete its assessment of the Partnership’s internal control over financial reporting and to complete the Partnership’s consolidated financial statements. The Partnership intends to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Michael Croney	(346)	241-3400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership intends to report a net loss of $3.5 million for the year ended December 31, 2016, as compared to a net loss of $127.5 million for the year ended December 31, 2015. The foregoing difference results primarily from the impairment charge of $118 million recorded in 2015.

In connection with the completion of the financial statement closing process for 2016, certain errors relating to prior periods were identified. Management determined that such errors were not material to the Partnership’s financial statements for any previous interim or annual period and corrected the errors with out of period adjustments in the fourth quarter of 2016.

Management currently anticipates that the operating loss and net loss attributable to the Partnership for 2016 will be $23.3 million and $3.5 million, respectively. Such losses are $1.1 million and $2.0 million greater than the respective amounts reported in the Partnership’s earnings release which was furnished with its Current Report on Form 8-K filed on March 7, 2017. The financial information set forth herein consists of preliminary unaudited results, which will not be final until the Partnership files its audited financial statements in the Form 10-K.

The statements included in this Form 12b-25 regarding the Partnership’s financial performance and results of operations, in each case as expected to be reported, the expected filing date of the Form 10-K and other statements that are not historical facts are “forward- looking statements” within the meaning of Section 27A of the Securities and Exchange Act of 1933 and Section 21E of the Exchange Act. Although management believes the expectations reflected in those forward-looking statements are reasonable, no assurance can be given that they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the finalization of the Partnership’s consolidated financial statements, the audit of those financial statements as well as other factors described under Risk Factors in our most recent Form 10-K and other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

American Midstream Partners, LP has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN MIDSTREAM PARTNERS, LP

	By:	American Midstream GP, LLC its General Partner

Date: March 17, 2017	By:	/s/ Eric T. Kalamaras
Eric T. Kalamaras
Senior Vice President and Chief Financial Officer